17 September 2009

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ADDITIONAL INFORMATION AND CORRECTION TO RECENTLY RELEASED COMPANY PRESENTATIONS (16TH SEPTEMBER 2009)

Allied Gold Limited advises that the Pigiput Resources May 2009 table shown on slide 13 from the Emerging Producers Conference Presentation and same slide 20 from the Additional Corporate Presentation had typographical errors in the November 2006 columns. The slide has been corrected and an additional Pigiput Resource table is also included that has further subdivision of the Resource estimate by Class.

Further explanation and amendment of the Simberi Oxide Deposits slide 9 from the Emerging Producers Conference Presentation and same slide 24 from the Additional Corporate Presentation with an additional table that shows the Ore Reserves and In-pit Inferred Mineral Resources in more detail is provided. The in-pit Inferred Mineral Resources are those Inferred Resources that sit with an optimised pit shell volume. In carrying out the optimisation the Inferred material is given a zero gold grade and therefore does influence the optimisation process which only uses Measured and Indicated Resources in the reserves estimation. The Inferred material that falls within the pit volume is then assigned a grade and this is what is reported as in-pit Inferred mineral Resource.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary

ALLIED GOLD LIMITED



Cautionary Statement

Forward-Looking Statements

- *This press release contains forward-looking statements concerning the projects owned by Allied.*
- *Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.*
- *Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*
- *Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

Not an offer of securities or solicitation of a proxy

- *This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.*
- *Any offer will be made only through an information circular or proxy statement or similar document.*
- *Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.*
- *Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

Competent Person's Statement

The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

PIGIPUT SULPHIDES

- Exploration demonstrating excellent potential to underpin sulphide development
- Down dip potential for additional gold resources
- Substantial resource increase in both oxides and sulphide (see table below)
- Ongoing infill drilling continues to confirm gold tenor & width


Pigiput Pit Design
N
125m
Oxide
Sulphide
high grade ore envelope
PIGIPUT DEPOSIT
DRILLHOLE INTERCEPTS
Au assay > 0.5g/t
low grade ore envelope

Pigiput Gold Resource Update May 2009 - Above 0.5g/t Au Cut-off Grade

Material	November 2006			May 2009			Change		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	3.0	0.94	89	8.3	0.95	253	5.3	0.96	164
Transitional				1.7	0.90	49	1.7	0.90	49
Sulphide	4.7	3.20	484	43.7	1.36	1,905	39.0	1.13	1,421
Total	7.7	2.33	573	53.7	1.28	2,207	46.0	1.10	1,634

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

Pigiput Gold Resource Update May 2009 - Above 0.5g/t Au Cut-off Grade

Resource Class	Material	November 2006			May 2009			Change		
		Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Measured	oxide transitional sulphide	0.5	1.21	18	4.1	0.97	127	3.6	0.93	109
Indicated	oxide	1.0	0.87	28	3.3	0.92	98	2.3	0.95	70
	transitional				0.3	1.13	12	0.3	1.24	12
	sulphide				10.0	1.67	534	10.0	1.66	534
Inferred	oxide	1.5	0.90	43	0.9	0.94	28	-0.6	0.79	-15
	transitional				1.4	0.83	37	1.4	0.82	37
	sulphide[1]	4.7	3.20	484	33.7	1.26	1,371	29.0	0.95	887
Total		**7.7**	**2.33**	**573**	**53.7**	**1.28**	**2,207**	**46.0**	**1.10**	**1,634**

Note[1] previous resource estimate on sulphides was 1998

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

SIMBERI OXIDE DEPOSITS

Total Reserves (1,123koz) & In-Pit Inferred Mineral Resources (121koz)


Sorowar 652koz (16.86Mt @ 1.20 g/t Au)
Pigibo 64koz (1.91Mt @ 1.05 g/t Au)
Botlu South 41koz (0.92Mt @ 1.40 g/t Au)
Pigiput 420koz (8.24Mt @1.59 g/t Au)
Samat North 20koz (0.24Mt @ 2.61 g/t Au)
Samat East 14koz (0.32Mt @ 1.43 g/t Au)
Samat South 31koz (0.23Mt @ 4.28 g/t Au)

Simberi Ore Reserves & In Pit Inferred Mineral Resources May 2009[2]

Deposit	Proved			Probable			Total Ore Reserves			Inferred			Total Mineral Resources		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Sorowar	9,110	1.22	356	7,140	1.21	278	16,250	1.21	634	610	0.92	18.0	16,860	1.20	652
Pigiput [1]	2,733	1.05	92	4,818	1.88	291	7,551	1.58	383	690	1.69	37.0	8,241	1.59	420
Samat South	161	4.23	22	64	4.42	9	225	4.28	31	1	3.59	0.1	226	4.28	31
Samat North	211	2.65	18	28	2.5	2	239	2.63	20	4	1.25	0.2	243	2.61	20
Samat East				307	1.43	14	307	1.43	14	8	1.47	0.4	315	1.43	14
Bekou															
Pigicow															
Pigibo										1,905	1.05	64.3	1,905	1.05	64
Botlu South	749	1.34	32	150	1.73	8	899	1.40	41	17	1.34	0.7	916	1.40	41
Total all deposit	**12,964**	**1.25**	**520**	**12,507**	**1.50**	**603**	**25,471**	**1.37**	**1,123**	**3,235**	**1.16**	**121**	**28,706**	**1.35**	**1,244**

Note: Pigiput [1] Probable Ore contains 1,854kt of sulphide material at an average grade of 3.33g/t Au for 199koz of contained gold

May 2009 [2] Pre-mined surfaces other than Sorowar that used August 31st 2008 surface. Estimated 102,070t at 0.99g/t mined between April 1st 2008 & August 31st 2008

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison c/- Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office
34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au
Website: www.alliedgold.com.au

Postal Address
PO Box 2019, Milton 4064

Registered Office
Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry
Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).